SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                 SCHEDULE 13G/A
                                 (Rule 13d-102)
                                ----------------

    INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT TO RULES 13d-1(b), (c)
             AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 3)*

                        Willis Lease Finance Corporation
                                (Name of Issuer)

                         Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                   970646105
                                 (CUSIP Number)

                               December 31, 2006
            (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)

-----------

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 970646105                   13G/A                Page 2 of 15 Pages

--------------------------------------------------------------------------------
     (1)   NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Endicott Partners, L.P.
--------------------------------------------------------------------------------
     (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [x]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
     (3)   SEC USE ONLY

--------------------------------------------------------------------------------
     (4)   CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
--------------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    67,091
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    67,091
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
--------------------------------------------------------------------------------
     (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
               67,091
--------------------------------------------------------------------------------
    (10)   CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
--------------------------------------------------------------------------------
    (11)   PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (9)
               0.7%
--------------------------------------------------------------------------------
    (12)   TYPE OF REPORTING PERSON
               PN
--------------------------------------------------------------------------------

CUSIP No. 970646105                   13G/A                Page 3 of 15 Pages

--------------------------------------------------------------------------------
     (1)   NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Endicott Partners II, L.P.
--------------------------------------------------------------------------------
     (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [x]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
     (3)   SEC USE ONLY

--------------------------------------------------------------------------------
     (4)   CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
--------------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    99,748
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    99,748
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
--------------------------------------------------------------------------------
     (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
               99,748
--------------------------------------------------------------------------------
    (10)   CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
--------------------------------------------------------------------------------
    (11)   PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (9)
               1.1%
--------------------------------------------------------------------------------
    (12)   TYPE OF REPORTING PERSON
               PN
--------------------------------------------------------------------------------

CUSIP No. 970646105                   13G/A                Page 4 of 15 Pages

--------------------------------------------------------------------------------
     (1)   NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Endicott Offshore Investors, Ltd.
--------------------------------------------------------------------------------
     (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [x]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
     (3)   SEC USE ONLY

--------------------------------------------------------------------------------
     (4)   CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
--------------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    47,358
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    47,358
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
--------------------------------------------------------------------------------
     (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
               47,358
--------------------------------------------------------------------------------
    (10)   CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
--------------------------------------------------------------------------------
    (11)   PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (9)
               0.5%
--------------------------------------------------------------------------------
    (12)   TYPE OF REPORTING PERSON
               CO
--------------------------------------------------------------------------------

CUSIP No. 970646105                   13G/A                Page 5 of 15 Pages

--------------------------------------------------------------------------------
     (1)   NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               W.R. Endicott, L.L.C.
--------------------------------------------------------------------------------
     (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [x]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
     (3)   SEC USE ONLY

--------------------------------------------------------------------------------
     (4)   CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
--------------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    67,091
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    67,091
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
--------------------------------------------------------------------------------
     (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
               67,091
--------------------------------------------------------------------------------
    (10)   CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
--------------------------------------------------------------------------------
    (11)   PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (9)
               0.7%
--------------------------------------------------------------------------------
    (12)   TYPE OF REPORTING PERSON
               OO
--------------------------------------------------------------------------------

CUSIP No. 970646105                   13G/A                Page 6 of 15 Pages

--------------------------------------------------------------------------------
     (1)   NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               W.R. Endicott II, L.L.C.
--------------------------------------------------------------------------------
     (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [x]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
     (3)   SEC USE ONLY

--------------------------------------------------------------------------------
     (4)   CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
--------------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    99,748
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    99,748
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
--------------------------------------------------------------------------------
     (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
               99,748
--------------------------------------------------------------------------------
    (10)   CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
--------------------------------------------------------------------------------
    (11)   PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (9)
               1.1%
--------------------------------------------------------------------------------
    (12)   TYPE OF REPORTING PERSON
               OO
--------------------------------------------------------------------------------

CUSIP No. 970646105                   13G/A                Page 7 of 15 Pages

--------------------------------------------------------------------------------
     (1)   NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Endicott Management Company
--------------------------------------------------------------------------------
     (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [x]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
     (3)   SEC USE ONLY

--------------------------------------------------------------------------------
     (4)   CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
--------------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    50,358
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    50,358
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
--------------------------------------------------------------------------------
     (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
               50,358
--------------------------------------------------------------------------------
    (10)   CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
--------------------------------------------------------------------------------
    (11)   PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (9)
               0.5%
--------------------------------------------------------------------------------
    (12)   TYPE OF REPORTING PERSON
               CO
--------------------------------------------------------------------------------

CUSIP No. 970646105                   13G/A                Page 8 of 15 Pages

--------------------------------------------------------------------------------
     (1)   NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Wayne K. Goldstein (in the capacity described herein)
--------------------------------------------------------------------------------
     (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [x]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
     (3)   SEC USE ONLY

--------------------------------------------------------------------------------
     (4)   CITIZENSHIP OR PLACE OF ORGANIZATION
               United States
--------------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    217,197
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    217,197
--------------------------------------------------------------------------------
     (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
               217,197
--------------------------------------------------------------------------------
    (10)   CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
--------------------------------------------------------------------------------
    (11)   PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (9)
               2.3%
--------------------------------------------------------------------------------
    (12)   TYPE OF REPORTING PERSON
               IN
--------------------------------------------------------------------------------

CUSIP No. 970646105                   13G/A                Page 9 of 15 Pages

--------------------------------------------------------------------------------
     (1)   NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Robert I. Usdan (in the capacity described herein)
--------------------------------------------------------------------------------
     (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [x]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
     (3)   SEC USE ONLY

--------------------------------------------------------------------------------
     (4)   CITIZENSHIP OR PLACE OF ORGANIZATION
               United States
--------------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    217,197
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    217,197
--------------------------------------------------------------------------------
     (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
               217,197
--------------------------------------------------------------------------------
    (10)   CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
--------------------------------------------------------------------------------
    (11)   PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (9)
               2.3%
--------------------------------------------------------------------------------
    (12)   TYPE OF REPORTING PERSON
               IN
--------------------------------------------------------------------------------

CUSIP No. 970646105                   13G/A               Page 10 of 15 Pages
      The Schedule 13G/A filed on February 14, 2003 is hereby amended and restated by this Amendment No. 3 to the Schedule 13G.

ITEM 1(a).  NAME OF ISSUER:
                Willis Lease Finance Corporation.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                2320 Marinship Way, Suite 300, Sausalito, CA 94965

ITEM 2(a).  NAME OF PERSON FILING:
            (i)    Endicott Partners, L.P., a Delaware limited partnership
                   ("EPLP");
            (ii) Endicott Partners II, L.P., a Delaware limited partnership ("EPII");
            (iii) Endicott Offshore Investors, Ltd., a British Virgin Islands international business company ("EOI");
            (iv) W.R. Endicott, L.L.C., a Delaware limited liability company ("WRE LLC") and general partner of EPLP;
            (v) W.R. Endicott II, L.L.C., a Delaware limited liability company ("WRE II LLC") and general partner of EPII;
            (vi) Endicott Management Company, a Delaware corporation ("Endicott Management") and advisor to EOI and two managed accounts;
            (vii) Wayne K. Goldstein ("Mr. Goldstein"), a Managing Member of WRE LLC and WRE II LLC and Co-President of Endicott Management; and
            (viii) Robert I. Usdan ("Mr. Usdan"), a Managing Member of WRE LLC
                   and WRE II LLC and Co-President of Endicott Management.

ITEM 2(b).  ADDRESS OF PRINCIPAL OFFICE OR, IF NONE, RESIDENCE:

            The address of the principal business offices of each of: (i) EPLP;
(ii) EPII; (iii) WRE LLC; (iv) WRE II LLC; (v) Endicott Management; (vi) Mr. Goldstein; and (vii) Mr. Usdan is 623 Fifth Avenue, Suite 3104, New York, NY 10022.

            The address of the principal business offices of EOI is c/o Trident Fund Services (B.V.I.) Ltd, Wickhams Cay, P.O. Box 146, Road Town, Tortola, British Virgin Islands.

ITEM 2(c).  CITIZENSHIP:
            EPLP - a Delaware limited partnership
            EPII - a Delaware limited partnership
            EOI - a British Virgin Islands international business company WRE LLC - a Delaware limited liability company
            WRE II LLC - a Delaware limited liability company
            Endicott Management - a Delaware corporation
            Mr. Goldstein - United States
            Mr. Usdan - United States

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:
                   Common Stock, $0.01 par value

ITEM 2(e).  CUSIP NUMBER:
                   970646105

CUSIP No. 970646105                   13G/A               Page 11 of 15 Pages

ITEM 3.     If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

            (a) [ ]  Broker or dealer registered under Section 15 of the Act,

            (b) [ ]  Bank as defined in Section 3(a)(6) of the Act,

            (c) [ ]  Insurance Company as defined in Section 3(a)(19) of the
                     Act,

            (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

            (e) [ ]  Investment Adviser in accordance with Rule 13d-1
                     (b)(1)(ii)(E),

            (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1 (b)(1)(ii)(F),

            (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

            (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

            (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

            (j) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to 13d-1(c), check this box:  [x]

CUSIP No. 970646105                   13G/A               Page 12 of 15 Pages

ITEM 4.    OWNERSHIP.

           (a) Amount Beneficially Owned:
               -------------------------

               EPLP may be deemed to beneficially own 67,091 Shares. EPII may be deemed to beneficially own 99,748 Shares. EOI may be deemed to beneficially own 47,358 Shares.

               WRE LLC may be deemed to beneficially own 67,091 Shares as a result of its voting and dispositive power over the 67,091 Shares held by EPLP. WRE II LLC may be deemed to beneficially own 99,748 Shares as a result of its voting and dispositive power over the 99,748 Shares held by EPII.

               Endicott Management may be deemed to beneficially own 50,358 Shares as a result of its voting and dispositive power over: (i) the 47,358 Shares held by EOI; and (ii) the 3,000 Shares held by a managed account.

               Messrs. Goldstein and Usdan may each be deemed to beneficially own 217,197 Shares by virtue of their ultimate voting and dispositive power over: (i) the 67,091 Shares held by EPLP; (ii) the 99,748 Shares held by EPII;
(iii) the 47,358 Shares held by EOI; and (iv) the 3,000 Shares held by the two managed accounts.

           (b) Percentage Beneficially Owned:
               -----------------------------
               Based on calculations made in accordance with Rule 13d-3(d), and there being 9,283,003 Shares outstanding (as of November 8, 2006 disclosed in Form 10-Q for the quarter ended September 30, 2006): (i) EPLP may be deemed to beneficially own approximately 0.7% of the outstanding Shares; (ii) EPII may be deemed to beneficially own approximately 1.1% of the outstanding Shares; (iii) EOI may be deemed to beneficially own approximately 0.5% of the outstanding Shares; (iv) WRE LLC may be deemed to beneficially own approximately 0.7% of the outstanding Shares; (v) WRE II LLC may be deemed to beneficially own approximately 1.1% of the outstanding Shares; (vi) Endicott Management may be deemed to beneficially own approximately 0.5% of the outstanding Shares; (vii) Mr. Goldstein may be deemed to beneficially own approximately 2.3% of the outstanding Shares; and (viii) Mr. Usdan may be deemed to beneficially own approximately 2.3% of the outstanding Shares.

           (c) Number of Shares as to Which Such Person Has:
               --------------------------------------------
               (i) EPLP may be deemed to have sole power to direct the voting and disposition of the 67,091 Shares it beneficially owns. EPII may be deemed to have sole power to direct the voting and disposition of the 99,748 Shares it beneficially owns. EOI may be deemed to have sole power to direct the voting and disposition of the 47,358 Shares it beneficially owns. WRE LLC may be deemed to have sole power to direct the voting and disposition of the 67,091 Shares it beneficially owns by virtue of the relationships described in Item 2. WRE II LLC may be deemed to have sole power to direct the voting and disposition of the 99,748 Shares it beneficially owns by virtue of the relationships described in
Item 2. Endicott Management may be deemed to have sole voting power to direct the voting and disposition of the 50,358 Shares it beneficially owns by virtue of the relationships described in Item 2.

CUSIP No. 970646105                   13G/A               Page 13 of 15 Pages

               (ii) By virtue of the relationships between and among the Reporting Persons as described in Item 2, each of Messrs. Goldstein and Usdan, may be deemed to share the power to direct the voting and disposition of 217,197 Shares.

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
           The Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities [X].

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

           Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
           Not applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
           See Item 2.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.
           Not applicable.

ITEM 10.   CERTIFICATION.

           By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 970646105                   13G/A               Page 14 of 15 Pages


                                   SIGNATURES

           After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  February 14, 2007


                              ENDICOTT PARTNERS, L.P.

                              By:   W.R. Endicott, L.L.C.,
                                    its general partner


                              By:   /S/ WAYNE K. GOLDSTEIN
                                    Name: Wayne K. Goldstein
                                    Title: Managing Member


                              ENDICOTT PARTNERS II, L.P.

                              By:   W.R. Endicott II, L.L.C.,
                                    its general partner


                              By:   /S/ WAYNE K. GOLDSTEIN
                                    Name: Wayne K. Goldstein
                                    Title: Managing Member


                              W.R. ENDICOTT, L.L.C.

                              By:   /S/ WAYNE K. GOLDSTEIN
                                    Name: Wayne K. Goldstein
                                    Title: Managing Member


                              W.R. ENDICOTT II, L.L.C.

                              By:   /S/ WAYNE K. GOLDSTEIN
                                    Name: Wayne K. Goldstein
                                    Title: Managing Member


                              ENDICOTT OFFSHORE INVESTORS, LTD.

                                    By: /S/ ROBERT I. USDAN
                                    Name: Robert I. Usdan
                                    Title: Director


                              ENDICOTT MANAGEMENT COMPANY

                                    By: /S/ WAYNE K. GOLDSTEIN
                                    Name: Wayne K. Goldstein
                                    Title: Co-President


                              /S/ WAYNE K. GOLDSTEIN
                              Wayne K. Goldstein

CUSIP No. 970646105                   13G/A               Page 15 of 15 Pages

                              /S/ ROBERT I. USDAN
                              Robert I. Usdan